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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER:  AMARILLO BIOSCIENCES, INC.

TITLE OF CLASS OF SECURITIES:  Common Stock, par value $.01 per share

CUSIP NUMBER:  02301P106

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS: EDWARD L. MORRIS, SANDERSBAKER, P.C., P.O. Box 2667,
Amarillo, TX 79105; 806/372-2020.

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: January 23, 2002

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 02301P106

1.       NAME OF REPORTING PERSON: Cheryl A. Ulie

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)                                                                [ ]
         (b)                                                                [ ]

3.       SEC USE ONLY:

4.       SOURCE OF FUNDS: PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS
         2(d) OR 2(e):                                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.       SOLE VOTING POWER: 1,000,000 shares

8.       SHARED VOTING POWER: Not Applicable

9.       SOLE DISPOSITIVE POWER: 1,000,000 shares

10.      SHARED DISPOSITIVE POWER: Not Applicable

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):                                                [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.22%

14.      TYPE OF REPORTING PERSON: IN


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Item 1   SECURITY AND ISSUER:

         This statement relates to the common stock par value US$0.01 per share (the "Common Stock"), of Amarillo Biosciences, Inc. (the "Issuer"), whose principal executive offices are located at 800 West 9th Avenue, Amarillo, Texas 79101.

Item 2   IDENTITY AND BACKGROUND:

         (a)      Name: Cheryl A. Ulie

         (b)      Residence: 8843 SE 77th Place, Mercer Island, WA 98040

         (c)      Occupation: Investor

         (d) Ms. Ulie has not been convicted in any criminal proceeding in the past five years.

         (e) Ms. Ulie is not and has not been subject to any judgment, decree or trial order enjoining violations of or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws, in the past five years.

         (f)      Ms. Ulie is a citizen of the United States.

Item 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         In making the purchase, Ms. Ulie used $500,000 from her personal funds.

Item 4   PURPOSE OF TRANSACTION:

         The Common Stock was acquired for the purpose of investment. Ms. Ulie has no plans or proposals concerning the Issuer that relate to or would result in any of the events specified in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5   INTEREST IN THE SECURITIES OF THE ISSUER:

         There are 8,912,405 shares of Common Stock outstanding. Ms. Ulie has beneficial ownership, sole voting power and sole dispositive power over 1,000,000 of those shares, representing 11.22% of the Common Stock. Ms. Ulie acquired those shares on January 23, 2002 through a private placement by the Issuer. Her husband owns 2,000 shares of Amarillo Biosciences stock, and she disclaims any beneficial interest in, or investment authority over such shares.


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Item 6   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

         Ms. Ulie has no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer. None of the Common Stock has been pledged, nor is it subject to any contingencies, the occurrence of which would give another person voting power or investment power over the Common Stock.

Item 7   MATERIAL TO BE FILED AS EXHIBITS:

         Not Applicable


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    By:     /s/ Cheryl A. Ulie
                                        ---------------------------------------
                                            Cheryl A Ulie

                                    Date:   February 8, 2002
                                          -------------------------------------


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